UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DeliveryDomain, Inc.

Legal status of issuer

Form
C Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 10, 2022

Physical address of issuer
1 World Trade Center, Suite 8500
New York, New York 10007

Website of issuer
www.deliverydomain.com

Name of intermediary through which the offering will be conducted
ANDES CAPITAL GROUP, LLC

CIK number of intermediary
0001348811

SEC file number of intermediary
8-67202

CRD number, if applicable, of intermediary
139212

Name of qualified third party "Escrow Agent" which the Offering will utilize
NORTH CAPITAL ESCROW SERVICES

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of four percent (4%) of the amount raised in the offering.

Type of security offered
Common shares

Target number of Securities to be offered
3,000

Price (or method for determining price)
$2.50 per Share.

Target offering amount
$15,000.00

Oversubscriptions accepted:
☐ Yes
☑ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000 (1,000,000 Shares)

Deadline to reach the target offering amount
January 31, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Tiers/Perks

Tier 1: $500-$1000 investment receive 25% bonus shares
Tier 2: $1,000-$2,500 investment receive 35% bonus shares
Tier 3: $2,500 -$5,000 investment receive 40% bonus shares
Tier 4: $5,000 - $10,000 investment received 45% bonus shares
Tier 5: $10,000 + investment received 55% bonus shares

Current number of employees and independent contractors
0

	November 10, 2023 (Inception) through
Total Assets	$0
Cash & Cash Equivalents	$0
Prepaid Expenses	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Operating Expenses	$0
Taxes Paid	$0
Net Income	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE PURCHASERS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND

REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE PURCHASER, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jessica Jofre
_____
(Signature)

Jessica Jofre
_____
(Name)

President and Chairman
_____
(Title)

August 17, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jessica Jofre
_____
(Signature)

Jessica Jofre
_____
(Name)

Chief Executive Officer

_____

(Title)

August 17, 2023

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

August 17, 2023

DeliveryDomain, Inc.

Up to 1,000,000 ($5,000,000) in Common Shares

DeliveryDomain, Inc., a Delaware corporation ("**DeliveryDomain**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 3,000 ($15,000)(the "**Target Offering Amount**") in common shares ("**Common Shares**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to 1,000,000 ($5,000,000) Common Shares (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by May 01, 2024 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Common Shares will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Common Shares will be $2.50 per share, with a minimum purchase of 20 ($100) Common Shares.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective purchaser must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any commitment made by a purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, purchasers must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Purchasers are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first issuance of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.deliverydomain.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: [https://deliverydomain.com/investment/].

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

DeliveryDomain, Inc. is a Delaware corporation incorporated on November 10, 2022.

The Company's business address is 1 World Trade Center, Suite 8500, New York, New York 10007.

The Company's website is www.deliverydomain.com.

The Company is headquartered in New York but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found at [https://deliverydomain.com/investment/] and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Target amount of Securities being offered	3,000 Common Shares ($15,000)
Total Securities Outstanding if Target Offering Amount is met	10,000,000 Common Shares
Maximum amount of Securities being offered	1,000,000 Common Shares ($5,000,000)
Purchase price per Security	$2.50
Minimum Individual Purchase Amount	20 shares ($100)
Offering deadline	May 01, 2024
Use of proceeds	See the description of the use of proceeds on page [39] hereof.
Voting Rights	See the description of the voting rights on page 3.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating purchasers in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 4.00% of the amount raised in the Offering to the Intermediary.

	Price to Purchasers(1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$4.00	$96.00
Aggregate Target Offering Amount	$50,000	$2,000	$48,000
Aggregate Maximum Offering Amount	$5,000,000	$200,000	$4,800,000

(1) Common Shares shall be sold for a Purchase Price of $2.50 per share with a minimum purchase of 20 Common Shares ($100.00).
(2) This excludes fees to Company's advisors, such as attorneys and accountants.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to purchasers in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Additional Financing Requirements

Upon successful completion of the Offering, it is anticipated that the Company's financial resources will be sufficient to finance the Company's budgeted operating costs, development, marketing and anticipated discretionary expenditures in the short term. However, in order to accelerate the Company's growth objectives, it will need to raise additional funds from lenders and equity markets in the future. There can be no assurance that the Company will be able to raise additional capital on commercially reasonable terms to finance its growth objectives. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of Common Shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution.

Protection of Intellectual Property

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology.

There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford the Company little or no effective protection of its intellectual property. The Company may in the future also rely on technology licenses from third parties. There can be no assurance that these third-party licenses will be, or will continue to be, available to the Company on commercially reasonable terms. The loss of, or inability of the Company to maintain, any of these technology licenses could result in delays in completing its product enhancements and new developments until equivalent technology could be identified, licensed, or developed and integrated. Any such delays would materially adversely affect the Company's business, results of operations and financial condition.

Competition

The Company may not be able to compete successfully against current and future competitors, and the competitive pressures the Company faces could harm its business and prospects. Broadly speaking, the market for online food delivery is competitive. There are other providers of components or versions of the DeliveryDomain value proposition in the marketplace. Additionally, the level of competition is likely to increase as current competitors improve their product offerings and as new participants enter the market. Many of the Company's current and potential competitors have longer operating histories, larger clients base, greater name and brand recognition and significantly greater financial, sales, marketing, technical and other resources than the Company.

Additionally, these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with products the Company markets and distributes.

New technologies and the expansion of existing technologies may also increase competitive pressures on the Company. Increased competition may result in reduced operating margins as well as loss of market share. This could result in decreased usage of the Company's products and may have a material adverse effect on the Company's business, financial condition and results of operations.

Implementation Delays

Most of the Company's clients will be in a testing or preliminary stage of utilizing the Company's products and may encounter delays or other problems in the introduction of the Company's products. A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm the Company's businesses and prospects. The Company will not be able to predict when a client that is in a testing or a preliminary use phase will adopt a broader use of the Company's products.

Limited Client Feedback Respecting Products

The Company's revenue will depend on the number of clients who use the Company's products. Accordingly, the satisfactory design of the Company's product is critical to the Company's business, and any significant product design limitations or deficiencies could harm the Company's business and market acceptance. To date, the features and functionality reflected in the Company's product have been based on its internal design efforts and on feedback from a limited number of clients and potential clients. This limited feedback may not have resulted in an adequate assessment of client requirements. Therefore, the currently specified features and functionality of the Company's product may not satisfy current or future client demands. Furthermore, even if the Company identifies the feature set required by clients in the Company's market, it may not be able to design and implement products incorporating features in a timely and efficient manner, if at all.

Developing Markets

The market for the Company's product is relatively new and continues to evolve. If the market for the Company's product fails to develop and grow, or if the Company's product does not gain market acceptance, the Company's business and prospects will be harmed.

Technological Change

The food delivery technology industry is susceptible to technological advances and the introduction of new products utilizing new technologies. Further, the online food delivery industry is also subject to client preferences and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins. The success of the Company will depend on its ability to secure technological superiority in its product and maintain such superiority in the face of new products. No assurances can be given that the product of the Company will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render the product of the Company less competitive, less marketable, or even obsolete over time.

The future success of the Company will be influenced by its ability to continue to develop new competitive products. There can be no assurance that research and development activities with respect to the development of new products and the improvement of its existing product will prove profitable, or that products or improvements resulting therefrom, if any, will be successfully produced and marketed. The online food delivery industry is characterized by technological change, changes in user and client requirements, new product introductions and new technologies and the emergence of new industry standards and practices that could render the Company's technology obsolete or have a negative impact on sales margins the Company's product may command. The Company's performance will depend, in part, on its ability to enhance its existing product, develop new proprietary technology that addresses the sophisticated and varied needs of its prospective clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its product to client requirements or emerging industry standards.

Strategic Alliances

The Company's growth and marketing strategies are based, in part, on seeking out and forming strategic alliances and working relationships, as well as the performance of such strategic alliances and working relationships. General criteria to be used to assess potential alliances include the following: industry expertise, reputation and market position, complementary technologies or products, and nature and adequacy of resources. There can be no assurance that existing strategic alliances and working relationships will not be terminated or modified in the future, nor can there be any assurance that new relationships, if any, will afford the Company the same flexibility under which the Company currently operates.

Resolution of Product Deficiencies

Difficulties in product design, performance and reliability could result in lost revenue, delays in client acceptance of the Company's products, and/or lawsuits, and would be detrimental, perhaps materially, to the Company's market reputation. Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products. Undetected errors or performance problems may be discovered in the future. Moreover, known errors which the Company considers minor may be considered serious by its clients. If the Company's internal quality assurance testing or client testing reveals performance issues and/or desirable feature enhancements, the Company could postpone the development and release of updates or enhancements to its current product or the release of new products. The Company may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm the Company's business and prospects. In addition, product defects may expose the Company to liability claims, for which the Company may not have sufficient liability insurance. A successful suit against the Company could harm its business and financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.

The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. The Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company's personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Negative Cash Flow and Absence of Profits

The Company has not earned any profits to date and there is no assurance that it will earn any profits in the future, or that profitability, if achieved, will be sustained. A significant portion of the Company's financial resources will continue to be directed to the development of its products and to marketing activities. The success of the Company will ultimately depend on its ability to generate revenues from its product sales, such that the business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue such business development and marketing activities.

Conflicts of Interest

Certain proposed directors and officers of the Company may become associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company, as the case may be. Certain of the directors have either other employment or other business or time restrictions placed on them and accordingly, these directors will only be able to devote part of their time to the affairs of the Company.

No Key Man Insurance

The Company does not currently have key man insurance in place in respect of any of its senior officers or personnel

If we are unable to establish an effective pricing or revenue sharing model acceptable to potential customers, we may be unable to achieve market acceptance for our products and services and our results could be adversely affected.

Although we expect to derive a significant portion of our long-term revenue from our products and services, we have not tested or established our pricing and revenue sharing model for our products and services. If we are unable to attract and retain vendor and consumer adoption, our products and services may not be commercially successful, which would seriously harm our business.

Our business depends on the successful introduction and marketing of our products and services and on enhancing their functionality and if we are unable to do that, our business may be harmed.

If we are unable to develop new products and services on a timely and cost-effective basis, or if new products or services do not achieve market acceptance, our business would be seriously harmed. The life cycles of our products and services, if successfully introduced, will be difficult to predict because the market for our products and services under our unique business model (fractionalization, tokenization, etc.) is new and emerging, and is characterized by rapid technological change, changing customer needs and evolving industry standards. The introduction of products or services employing new technologies and emerging industry standards could render our product obsolete and unmarketable. In developing new products and services, we may:

- fail to develop and market products and services that respond to technological changes or evolving industry standards in a timely or cost-effective manner
- encounter products, capabilities or technologies developed by others that render our products and services obsolete or noncompetitive or that shorten the life cycles of our existing products and services
- experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or
- fail to develop new products and services that adequately meet the requirements of the marketplace or achieve market acceptance

The occurrence of any of the above could have a material adverse effect on our operations.

If the introduction of our products and services to the market is delayed or our they do not achieve market acceptance, our business may be adversely affected.

If our products and services or potential new products and services are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer frustration, and our business would be seriously harmed. Significant delays could result in such substantial net losses that we are unable to efficiently attract new equity investment or available credit to fund our operations further.

If we fail to implement sufficient security measures to prevent security breaches, our business may be adversely affected.

The secure transmission of confidential information over electronic networks is a significant barrier to eCommerce and communications. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could substantially reduce the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of personal proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

We will be dependent on certain third-party intellectual property and loss of the rights on this third-party IP could have a material adverse effect on our business, financial condition and results of operations.

The Company may become dependent on third parties for use of their IP, and if those third parties develop further IP relevant to Company's business and/or services offered, Company may need to enter further agreements to obtain the rights to use those particular patents.

If we do not secure and protect our intellectual property rights, our business and brand could be negatively affected.

The Company relies on a combination of trademark and copyright protection and trade secrets with regards to its intellectual property. In the absence of this protection, our competitors could duplicate our product offerings. Each of the Company's employees, consultants and independent contractors has signed or will sign an agreement whereby he has agreed to assign to the Company any inventions and/or intellectual property rights relating to any proprietary property developed by the Company during the time period such individual was engaged or employed by the Company and agree to keep the Company's intellectual property confidential and not disclose or use such information in any manner. There can be no assurance that these steps will provide sufficient protection against similar property developed by the Company's competitors.

The volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our debt is dependent on our level of positive cash flow from company-operated and franchised restaurants, net of costs. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our existing debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The lack of availability or access to build-to-suit leases and equipment financing leases could result in a decreased number of new restaurants and have a negative impact on our growth.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our and our franchisees' operations depend upon our and our franchisees' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

We are continuing to expand, upgrade and develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not be able to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

If we are unable to protect our customers' credit and debit card data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we transmit confidential credit and debit card information by way of secure private retail networks. Although we and our franchisees use private networks, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees' security measures and those of our and our franchisees' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us and our franchisees to risks of data loss, litigation and liability and could seriously disrupt our and our franchisees' operations and any resulting negative publicity could significantly harm our reputation.

Matters relating to employment and labor law may adversely affect our business.

Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in exempt and non-exempt status, or mandated benefits such as health insurance could materially affect our business, financial condition, operating results or cash flow. Furthermore, if our or our franchisees' employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of wage and labor laws. Such claims could also be asserted against us by employees of our franchisees. Moreover, claims asserted against franchisees may at times be made against us as a franchisor. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the "E-Verify" program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the "E-Verify" program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized, we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

Potential Risks Associated with COVID-19

On March 11, 2020, the World Health Organization declared the current outbreak of a novel coronavirus disease 2019 ("COVID-19") to be a global pandemic. As further described herein, the COVID-19 outbreak has led (and may continue to lead) to disruptions in the global economy, including extreme volatility in the stock market and capital markets.

The COVID-19 outbreak has led to severe disruptions in the global supply chain, capital markets and economies, and those disruptions will likely continue for some time. Concern about the potential effects of COVID-19 and the effectiveness of measures (including those under the Stafford Act declaration) put in place by global governmental bodies and reserve banks at various levels as well as by private enterprises to contain or mitigate its spread have adversely affected economic conditions and capital markets globally (and, in certain cases, have caused a near total cessation of non-essential economic activities), and have led to historic volatility in the financial markets. There can be no assurance that such measures or other measures implemented from time to time will be successful, or for how long such measures will be in place.

In addition to these general concerns, purchasers should consider what effect, if any, the COVID-19 outbreak, as well as the resulting recession or any further economic downturn may have on the Company and its ability to achieve its objectives.

The long-term impacts of the social, economic and financial disruptions caused by the COVID-19 outbreak are unknown. While the U.S. Federal Reserve, the U.S. government and other governments have implemented unprecedented financial support or relief measures in response to concerns surrounding the economic effects of the COVID-19 outbreak, the likelihood of such measures calming the volatility in the financial markets or preventing a long-term national or global economic downturn cannot be predicted. It is also unclear whether future economic shutdowns will be required in response to the development of a seasonal spread of COVID-19, including variants thereof, or other similar infections. President Biden also announced a coronavirus task force that is considering various actions to address the pandemic, and the Biden administration may implement new measures that will affect businesses and the economy.

Over the course of 2021 and 2022, different variants of COVID-19, including the "Delta variant" and "Omicron variant" have proliferated, including in areas with higher adult vaccination rates. Due to the emergence of the Delta variant and Omicron variant, state and local governments have reinstated various mitigation measures. It is unclear how widespread the impact of the Delta variant and Omicron variant may be or how long any additional mitigation measures will remain in effect, and whether other, more contagious or deadly, variants may emerge. There can be no assurance as to the effects such circumstances may have on economic conditions, which may adversely impact the performance of the Company.

If these conditions persist or in the event of additional COVID-19 or other coronavirus outbreaks, it is unclear whether the same mitigation or containment measures taken by various governments (including at the federal, state and local level) or businesses described herein will be continued or reimplemented in other jurisdictions and the degree to which such measures will be applied, or if different measures will be implemented, and it is uncertain what impact such measures will have on the national or global economy. In addition, it is uncertain as to the degree to which certain businesses and activities will return as lockdowns and other mitigation or containment measures are reimplemented or eased or if further COVID-19 outbreaks continue or other coronavirus outbreaks occur, which could exacerbate the effect of the pandemic. There is little certainty as to when the COVID-19 outbreak will peak or when it will abate, or when and to what extent the United States economy will recover from the disruption caused by the COVID-19 outbreak. Even if the number of new cases reaches a plateau or begins to decline, the effects of the outbreak will continue for an indefinite period of time, and another outbreak may occur at a later time. While certain vaccines have been approved recently by the Federal Drug Administration and the regulatory authorities of other countries and the initial phases of distribution of these vaccines has begun, it remains uncertain when the use of the vaccines will have the effect of reducing COVID-19 infection rates and hospitalization levels, how much of the eligible population will get vaccinated or when national or global economies will improve.

Any of the circumstances concerning COVID-19 described above or elsewhere in this Form C could have an adverse impact on the Company, its investments and its overall objectives.

Seasonality

We may experience seasonality in our results of operations. Our business broadly reflects consumer spending that occurs over the course of the calendar year and the impact of the COVID-19 pandemic have made, and may continue to make, seasonal fluctuations difficult to detect.

The Company's platform may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of participants or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, purchasers of the Securities are subject to holding period requirements. Additionally, the Company is in an earlier stage of development and does not have historical results upon which purchasers can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Common Shares will receive or realize a return on his/her/its investment or that any purchaser will not lose his/her/its entire investment. For this reason, each purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Common Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

The Company Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Company's business or services could be adopted in the future. Any such regulations could be costly or impossible for the Company to comply with. Furthermore, the adoption or modification of laws or regulations relating to the Internet or other areas of the Company's business could limit or otherwise adversely affect the manner in which it currently conducts its business. In addition, the continued growth and development of the market for technology services similar to those offered by the Company may lead to more stringent consumer protection laws, which could impose additional burdens on the Company. If the Company is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Company to incur additional expenses or alter its business model.

The Company is a Development Stage Business, and all Risks Associated with an Early Stage Company

We are a development stage business. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that we will operate profitably.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual purchaser's commitment amount based on the Company's determination of a purchaser's sophistication.

The Company may prevent purchasers from committing more than a certain amount to this Offering based on the Company's belief of the purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other purchasers may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Offering

We have no operating history, and the prior performance of our officers, directors and advisors may not predict our future results.

We are a recently formed company. You should not assume that our performance will be similar to the past performance of the Company or any of its officers, directors, advisors or other endeavors managed or sponsored by such parties. Furthermore, you should not assume that our performance will be similar to that of our competitors or others in our industry or marketplace. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Securities.

Because no public trading market for the Securities currently exists, it will be difficult for you to sell your Securities and, if you are able to sell your Securities such sale may be at a loss

The Securities and any shares received in connection with the conversion thereof, constitute restricted securities and may only be transferred after a twelve-month holding period. There is no public market for the Securities and there is no guarantee that a public market will ever develop. We do not plan to list our Securities on an approved exchange or market. You may not sell your Securities unless the buyer meets the applicable suitability and minimum purchase standards. In its sole discretion, including to protect our operations and our shareholders or to prevent an undue burden on our liquidity, our Officers and Directors could amend, suspend or terminate our redemption plan without notice. If you are able to sell your Securities, you would likely have to sell them at a substantial discount to their initial offering price. It is also likely that your Securities would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Securities, you should purchase our Securities only as a long-term investment and be prepared to hold them for an indefinite period of time.

Restrictions on Transfer

There are substantial restrictions on the transferability of the Securities. A purchaser may not assign or transfer its Securities (including by operation of law, by merger or otherwise) or sell, delegate or sublicense its rights without compliance with applicable securities laws. Any such assignment, sale, delegation or sublicense without compliance with applicable securities laws shall be null and void, shall confer no rights on the purported assignee and may be a violation of applicable securities laws. The Offering has not been registered under the Securities Act or under the securities laws of any other jurisdiction, and the Securities are being offered in reliance upon exemptions from registration in the United States under the Securities Act. Accordingly, the Securities may only be transferred in pursuant to either an effective registration statement registering the Securities or pursuant to an exemption under the Securities Act; the Securities may be subject to transfer restrictions under the securities laws of other jurisdictions; the Securities may be subject to holding period requirements; and there is no public market for the Securities.

Availability of Information.

No governmental agency has reviewed or passed upon the Offering, Company or the Securities. Purchasers of the Securities, therefore, will not receive any of the benefits that such registration would otherwise provide. Additionally, Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the Offering was registered under the Securities Act and if Company were subject to the reporting regulations promulgated under the Exchange Act. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the Offering on their own or in conjunction with their personal advisors.

Lack of Control.

Purchasers will have no rights to participate in the Company's management. Accordingly, no person should purchase Securities unless he/she/it is willing to entrust all aspects of Company management to Company's management.

No Assets for Payments on the Securities — No Recourse to Shareholders

The revenue derived from the operation of the Company and the Company assets will be the only sources of payments on the Securities. The Securities do not represent an interest in the Company. None of the Securities will be guaranteed or insured by any governmental agency or instrumentality, the Company's principals, officers, directors or shareholders, any of their affiliates, or any other person or entity.

Consequently, in the event that the income of the Company or from the sale of the liquidation of assets, if any, are insufficient or otherwise unavailable to make all payments required on your Securities, there will be no recourse to any other person or entity.

The Securities Will Not Be Rated

The Securities have not been rated by any rating agency. The lack of a rating reduces the potential liquidity of the Securities and thus may affect the market value of the Securities. In addition, the lack of a rating will reduce the potential for, and increase the cost of, financing the purchase and/or holding of the Securities. Investors subject to capital requirements will be required to hold more capital against the Securities than would have been the case had the Securities been rated.

Bankruptcy of the Company Would Adversely Affect Payments on the Securities

A bankruptcy proceeding with respect to the Company could lead to delays in payments due on the Securities and, if a court were to accept any of the positions of a bankruptcy trustee or creditor outlined above, it could result in a reduction or cancellation of payments on or obligations under the Securities, in addition to delays in payment.

In addition, federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of the secured lender to realize on its security.

High Degree of Risk.

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Securities are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Securities requires high-risk tolerance, low liquidity concerns and long-term commitment. The Securities are not FDIC-insured; may lose value; and there is no bank guarantee. Purchasers must be able to afford to lose the entire amount paid for the Securities.

No Guarantee of Return on Investment.

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Securities will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Offering Memorandum and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to enter into the Purchase Agreement and purchase the Securities.

Compliance with Securities Laws

The Company's Securities are being issued in reliance upon certain exemptions from the registration requirements of the Securities Act, and applicable state securities laws. If the issuance of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Financial projections require caution.

Prospective purchasers are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective purchasers. Prospective purchasers should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective purchasers may wish to consult independent market professionals about the Company's potential future performance.

There is no guarantee of a return on a purchaser's investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We are subject to financial market risk.

Turbulence in the financial markets and reduced liquidity in equity, credit and fixed-income markets may negatively affect Companies worldwide, which could have an adverse effect on the Company. Disruptive events with geopolitical consequences, including pandemics and natural disasters, may destabilize world economies and cause market turbulence. Trade barriers and other protectionist trade policies (including those in the U.S.) may also increase market turbulence. Similarly, policy changes by the Federal Reserve and/or other government actors, including changes in interest rates, could cause or increase volatility in the financial markets. Increases in market volatility may lead to reductions in market liquidity, which may make it more difficult for the Company to purchase and sell portfolio holdings at favorable market prices and make the Company's net asset value fluctuate materially. To the extent that the Company experiences high redemptions during periods of market turbulence, the Company's performance may be adversely affected as the Company may not be able to sell portfolio holdings at favorable prices. In addition, the Company may experience increased portfolio turnover, which will increase its costs and adversely impact its performance.

In early 2020, a global pandemic and policy changes implemented by the United Kingdom caused varying levels of market turbulence. Most significantly, an outbreak of severe acute respiratory disease from a novel coronavirus, COVID-19, was detected in China and spread internationally, resulting in major operational and market disruptions. Various countries closed their borders and internally imposed or recommended strict quarantines of exposed populations. Travel became restricted. Supply chains were disrupted, and consumer activity decreased. All of these changes in the world economy led to significant market uncertainty, heightened market volatility and reduced market liquidity. The final impact of COVID-19, and other epidemics and pandemics that may arise in the future, cannot be known at this time and may materially adversely affect the Company.

In addition, Russia launched a large-scale invasion of Ukraine on February 24, 2022, significantly amplifying already existing geopolitical tensions. The United States and many other countries have instituted various economic sanctions against Russian individuals and entities (including corporate and banking). The extent and duration of the military action, sanctions imposed and other punitive action taken and resulting future market disruptions in Europe and globally cannot be easily predicted, but could be significant and have a severe adverse effect on Russia and Europe in general, including significant negative impacts on the economy.

Global supply chain issues have resulted in a variety of disruptions for manufacturers, retailers, and various other types of companies—from the ability to source and obtain raw materials to delays in shipping and the availability of end user products. Ongoing labor shortages have created challenges for companies across industries, including the manufacturing and transportation industries, further exacerbating supply chain disruptions. As a result of these disruptions, many companies have experienced increased costs, inventory shortages, and temporary shutdowns. In addition to supply chain disruptions and labor shortages, we are seeing increased inflation in the costs of various goods and services.

Legal Matters

Any prospective purchaser should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE PARTICIPANT CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

DeliveryDomain is a comprehensive Software as a Service (SaaS) solution that enables business merchants such as restaurants to establish their own delivery services, providing a cost-effective alternative to third-party delivery services.

Problem

Business merchants (B2B) that rely on third-party services such as UberEats, DoorDash, or GrubHub are confronted with ongoing issues. Not only are they charged commissions as high as 30%, but they also suffer from poor delivery services by unmanaged third-party drivers. Late deliveries, missing delivery bags, rejected orders, and multiple orders by drivers often lead to poor quality food delivery. In fact, 84% of business owners feel that the commission fees charged by these services are not commensurate with the outcome. Merchants rely on third-party delivery drivers for accurate cook time, but often receive inaccurate delivery times for their customers.

Similarly, customers/users (B2C) who use third-party applications face issues such as paying higher menu prices than in-store, hidden service fees, late deliveries, missing items, or incorrect deliveries. Drivers taking multiple orders often result in cold food deliveries, and declined orders create a service issue that ultimately impacts food quality. Third-party delivery reviews highlight the customer pains and frustrations associated with such services.

Solution

DeliveryDomain is a comprehensive delivery platform designed to streamline operations and minimize costs for merchants. Our platform enables businesses to seamlessly onboard their menu onto the DeliveryDomain customer app, recruit and manage their own drivers, monitor business and driver performance, and improve customer retention. By providing businesses with greater control over their delivery service, DeliveryDomain empowers merchants to increase their profit margins and gain visibility on our app, ultimately driving business growth.

Revenues -$0 to date

The Company's Products and/or Services

DeliveryDomain offers a comprehensive platform and app for our B2B customers, including a restaurant platform and tablet for business merchants, a driver app for drivers, and a customer app for those placing orders. Our platform features numerous benefits and advantages, such as:

● Simple registration and implementation of merchant menus onto the DeliveryDomain customer app.

- The ability for merchants to list driver ads on the DeliveryDomain platform, providing a cost-effective alternative to traditional job sites.
- Merchants can view and select from interested driver applicants, choosing the best fit for their delivery needs.
- The option for businesses already providing their own delivery with their own drivers to onboard those drivers onto the DeliveryDomain platform to take advantage of all incoming orders.
- Once the merchant is live, customers can order from any participating business on the DeliveryDomain app, with delivery services provided directly by the merchant.
- Order tracking is available as soon as a driver is assigned.
- We do not sell collected data for profit.
- Customers pay the same prices as in-store, with no hidden or added fees.
- A better quality delivery experience controlled by the merchant, resulting in higher customer satisfaction.
- Customers have the option to request a replacement for items they are unhappy with, saving the business money compared to issuing a full credit/refund and providing a more appealing solution for customers.
- Businesses have the flexibility to hire based on their specific needs and wants, including hiring existing staff or bicycle couriers.

Market Opportunity

Globally, online food ordering may rise more than 20% annually to $365 billion by 2030 globally.

The North American online food delivery market reached a value of US$ 26.2 billion in 2021 and is expected to reach 53.5 billion by 2027.

Around 63% of customers prefer the convenience of delivery over dining out with their family.

Online food ordering has grown 300% faster than dine-in since 2014 and now accounts for roughly 40% of the total restaurant sales.

Unique Business Model

Our primary source of revenue will be generated through a monthly subscription and small commission fees charged to our merchant partners for orders completed through our platform. In addition, we will offer merchant marketing services to help businesses create demand and offer promotional discounts to their customers. We also plan to charge upfront activation fees for onboarding services and any necessary equipment.

Our business model sets us apart from competitors who follow a Platform to Customer model, as we provide a Full Stack solution that assists businesses in implementing their own delivery services, rather than relying on third-party providers. With the demand for delivery services on the rise, businesses are seeking alternatives to avoid high commission fees and provide better service to their customers. DeliveryDomain allows businesses with existing delivery services to easily integrate their drivers into our platform, enabling them to take orders directly from our app. By empowering merchants to take control of their delivery services, we provide a more cost-effective and streamlined solution.

As we continue to grow and achieve scale, our Full Stack model will enable us to earn more revenue, as merchants will have complete control over the entire value chain. With in-house food preparation and delivery, businesses can ensure consistent quality and provide a better overall experience for their customers.

Customers

DeliveryDomain specializes in providing businesses in the foodservice industry with cost-effective solutions for delivering their products to customers. Our Ideal Customer Profile includes merchants who are already utilizing delivery services, as well as those who are seeking to get started. Our comprehensive range of services enables our customers to operate and expand their businesses with ease.

Competition: Third-Party Delivery Companies

We compete with third-party delivery companies such as UberEATS, GrubHub, and DoorDash, who all operate using a Platform to Customer model. This model involves providing drivers to restaurants at high commission rates.

Key Differentiators

In the highly competitive online ordering industry, our company stands out by offering a more affordable and efficient solution and value proposition for businesses looking to provide delivery services to their customers. Unlike our competitors who charge high commissions, added service fees, and increased menu prices, we aim to provide a cost-effective alternative that supports local businesses.

DeliveryDomain is committed to improving the overall delivery experience by allowing businesses to manage their own delivery process instead of relying on intermediaries. With our platform, businesses can avoid communication barriers and resolve any issues that may arise during the delivery process in real-time.

As a disruptor in the industry, we recognize the importance of driver accountability and customer satisfaction. Unlike third-party delivery companies that do not conduct thorough assessments or hold drivers accountable for their actions, we take a more proactive approach. Our platform allows businesses to hire the drivers they see fit and allows businesses to use the same drivers for a full shift. We track their performance through customer and owner feedback and reviews and

Merchants have access to this feedback, which allows them to discuss driver performance regularly and ensure high-quality service.

At DeliveryDomain, we strive to provide a platform that not only benefits businesses but also creates a positive impact on the community. By prioritizing affordability, efficiency, and accountability, we aim to revolutionize the online ordering industry and support local businesses in the process.

Go To Market Strategy

DeliveryDomain will leverage a sales-driven approach to reach out to our ideal customer profile: business merchants in the food service industry who are seeking a low-cost delivery solution. Through marketing and a specialized sales team, DeliveryDomain will provide an attractive alternative to third-party services, helping merchants retain profits, maintain customer loyalty, and enhance the delivery experience.

DeliveryDomain offers businesses a comprehensive solution to their growing delivery needs, providing cost-savings, scalability, and efficiency that our competitors cannot match. Our advanced logistics system allows businesses to quickly and easily pivot to new customer demands, providing them with a service that is unavailable from other providers.

Intellectual Property

Patents and Provisional Patent Applications-

None.

Trademarks

None.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, including laws regarding foot handling, event coordination and other permitted activities. These laws and regulations are subject to change.

Litigation

None.

USE OF PROCEEDS

The Company intends to use the proceeds as follows:

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target ($15,000) Raised	% of Maximum Proceeds Raised	Amount if Maximum ($5,000,000) Raised
Intermediary Fees	4.00%	$2,000	4.00%	$200,000
Legal and Regulatory	33%	$5,000	0.1%	$5,000
Accountant and Auditor Fees	16%	$2,500	0.005%	$2,500
Sales & Marketing	0%	$0	14%	$747,000.00
Wages	0%	$0	39%	$1,953,400.00
Working Capital	50%	$7500	42%	$2,092,100.00
Total	**100%**	**$15,000**	**100%**	**$5,000,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Age
Jessica Jofre	Founder, President, Chief Executive Officer, and Chairman	See below	35

Sarah Souky	Co-Founder and Director	See below	34
Yuta Arai	Director	See below	37

Jessica Jofre.: Founder, President, Chief Executive Officer, and Chairman

Jessica was raised in an environment of business acumen and mentored by established figures in her industry. She gained invaluable experience as a franchise operator in the food service sector for over fifteen years. Jessica's background in operations and enthusiasm for business enabled her to become a successful leader and problem solver, leading her to her next venture as Founder and CEO of DeliveryDomain. She aimed to leverage her expertise in pizza delivery to aid other business owners and provide solutions to existing issues in the online food delivery market.

Jessica is a proud queer, Latina female entrepreneur who is renowned for her ability to lead teams in high-intensity and high-pressure settings. Her innovative spirit and enthusiasm for developing innovative strategies and processes make her a highly respected team leader.

Sarah Souky: Co-Founder and Director

Sarah Souky has a passion for business. Currently owning a restaurant in the fast-food industry, Sarah considers herself a strong force in my fast-paced work environment. As a young child, she observed her father as one of the first individuals to own and operate what is now a national food chain franchise with over 70 locations across Canada. With business embedded in my family, Sarah became an entrepreneur at the young age of 19. She started to operate her own franchise in 2008 as the youngest owner in the company. Within a few years she expanded to two other locations. With over 15 years of food industry experience, Sarah excelled through her hard work, leadership skills, and desire for growth and success in the business world. She takes pride in helping others, growing through personal learning experiences and keeping a strong work ethic. More of her greatest attributes include:

- Achieving results with accuracy, precision and perfection while performing at optimal levels of personal achievement.
- Excels in analyzing and adjusting work procedures for maximum efficiency
- Is reliable in making sound decisions in and out of the work place.
- Encourages employees to acquire proper skills, attitudes, and knowledge.
- Possess practical hands-on experience. Sarah has excellent "real world" encounters and displays intuitive judgment.
- Harmony and teamwork are of value to her.
- She is fast and productive, exceeding normal output standards.
- Promotes relationships of trust and respect and gives helpful guidance to employees.

Sarah always strives for better solutions in her industry, and can be known as a "Solution Seeker". With her excellent problem-solving skills, she would eventually become a Co-Founder at DeliveryDomain, a SaaS solution based company that assists businesses in the online food industry with implementing their own delivery services to avoid third party delivery companies who charge high commissions.

Yuta Arai: Director

Yuta is a CPA, who spent the majority of his career in a Big 4 accounting firm. Specializing in US corporate taxation, he provided services for both Canadian clients operating in the US as well as US multinational corporations on their US tax compliance and tax accounting for financial reporting purposes. Leveraging his experience, he now leads the tax function of a tech-startup company in the US. He is an aspiring entrepreneur passionate to make positive changes to his community through thoughtful and hands-on work.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has [0 employee].

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	10,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security.	100.00%

Type of security	Preferred Stock
Amount outstanding/Face Value	0
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	none
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

None.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jessica Angelina Jofre	9,500,000 shares of Common Stock	95.00%
Sarah Souky	500,000 shares of Common Stock	5.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

DeliveryDomain, Inc. (the "**Company**") was incorporated on November 10, 2022, under the laws of the State of Delaware, and is headquartered in New York, New York. The Company provides a SaaS that provides business merchants with everything they need to implement their own delivery service. Merchants can recruit, hire, and manage their delivery drivers. They can upload their menu to the DeliveryDomain app to market and promote their business for customers to order and receive tracking and other benefits, all while controlling customer satisfaction and retention rates, and increasing profits.

Cash and Cash Equivalents

As of May 30, 2023, the Company had $0 in aggregate cash and cash equivalents, leaving the Company with a runway of 0 months.

The Company has authorized 20,000,000 shares of Common Stock, $0.0001 par value per share (the *"Common Stock"*) and no shares of Preferred Stock. The Company has a total of 10,000,000 shares of Common Stock issued and outstanding.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company intends to allocate capital to the buildout of its technology for its platform to service B2B customers over the next 12 months.

Valuation

The Company has a pre-Offering valuation of $25,000,000.00.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

None.

THE OFFERING AND THE SECURITIES

The Offering

DeliveryDomain, Inc., a Delaware corporation ("**DeliveryDomain**", the "**Company**," "**we**," "**us**", or "**our**"), is offering to sell a minimum target of 3,000 ($15,000)(the "**Target Offering Amount**") in common shares ("**Common Shares**" or the "**Securities**"). The Company intends to raise at least the Target Offering Amount and up to 1,000,000 ($5,000,000) Common Shares (the "**Maximum Offering Amount**") from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by January 31, 2024 ("**Offering Deadline**"). Unless the Company issues at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be issued in this Offering, commitments will be cancelled, and funds will be returned.

The Company is selling the Securities directly. The purchase price for such Securities will be $2.50 per share, with a minimum purchase of 20 ($100) Common Shares.

The Offering is being made through Andes Capital Group, LLC (the "Intermediary"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor.** Investor funds will be held in escrow with North Capital until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.</u>** The Company will notify investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the investor will receive the Securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $100.00.

NORTH CAPITAL THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

4.00% of the amount raised

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

KoreConX will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Subscription Agreement attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is issued), our authorized capital stock will consist of (i) 20,000,000 shares of common stock, par value $0.0001 per share, of which 10,000,000 shares of common stock will be issued and outstanding.

Dividends

The holders of the Securities are only entitled to dividends when such dividends are declared by the Board of Directors.

Voting and Control

The Securities have voting rights equal to one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.


TAX MATTERS


EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE ISSUANCE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign purchasers may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE ISSUANCE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN PURCHASERS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

DELIVERYDOMAIN, INC. FINANCIAL STATEMENTS

DELIVERYDOMAIN, INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the inception period of November 10, 2022 through December 31, 2022

DeliveryDomain, Inc.

Table of Contents


ASSURANCE DIMENSIONS

Independent Auditor's Report

To the Board of Directors and Stockholders of DeliveryDomain, Inc.

Opinion

We have audited the accompanying financial statements of DeliveryDomain, Inc. which comprise the balance sheet as of December 31, 2022 and the related statements of operations, stockholder's equity, and cash flows for the period from November 10, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DeliveryDomain, Inc. as of December 31, 2022 and the related statements of operations, stockholder's equity, and cash flows for the period from November 10, 2022 (inception) to December 31, 2022, with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DeliveryDomain, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DeliveryDomain, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DeliveryDomain, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DeliveryDomain, Inc.'s ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

May 22, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

DeliveryDomain, Inc.
Balance Sheet
December 31, 2022

ASSETS

Current Assets		
Cash	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Total Current Liabilities	$	-
TOTAL LIABILITIES		-
Stockholder's Equity		
Common stock, .0001 par, 20,000,000 authorized and Nil issued and outstanding as of December 31, 2022		-
Additional paid in capital		-
Retained earnings		-
TOTAL STOCKHOLDER'S EQUITY		-
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	-

The accompanying notes are an integral part of this financial statement.

DeliveryDomain, Inc.
Statement of Operations
For the period from November 10, 2022 to December 31, 2022

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		-
LOSS FROM OPERATIONS		-
OTHER INCOME (EXPENSES)		-
NET LOSS	$	-

The accompanying notes are an integral part of this financial statement.

DeliveryDomain, Inc.
Statement of Cash Flows
For the period from November 10, 2022 to December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss $ -

    Adjustments to reconcile net income (loss)
       to net cash provided by (used in)
       operating activities:

       Net cash provided by operating activities   -

CASH FLOWS FROM INVESTING ACTIVITIES

       Net cash (used in) investing activities   -

CASH FLOWS FROM FINANCING ACTIVITIES

    Contribution from shareholder   -

       Net cash provided by financing activities   -

          NET INCREASE IN CASH   -

Cash at beginning of year   -
Cash at end of year $ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during year for interest $ -
    Cash paid during year for income taxes $ -

The accompanying notes are an integral part of this financial statement.

DeliveryDomain, Inc.
Statement of Stockholder's Equity
For the period from November 10, 2022 to December 31, 2022

	Common Stock Shares	Common Stock $0 Par Value	Additional Paid In Capital	Retained Earnings	Total
November 10, 2022	-	-	$ -	$ -	$ -
Net income (loss)	-	-	-	-	-
December 31, 2022	-	-	$ -	$ -	$ -

The accompanying notes are an integral part of this financial statement.

DeliveryDomain, Inc.

Notes to Financial Statements
December 31, 2022

Note A – Nature of Business and Organization

DeliveryDomain, Inc. ("the Company") was organized on November 10, 2022 in the State of Delaware. The Company is headquartered in New York, New York but conducts business throughout the United States through its website. DeliveryDomain is a comprehensive Software as a Service (SaaS) solution that enables business merchants such as restaurants to establish their own delivery services, providing a cost-effective alternative to third-party delivery services.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022. The Company's 2022 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

DeliveryDomain, Inc.

Notes to Financial Statements
December 31, 2022

Note D – Stockholder's Equity

As of December 31, 2022, the Company's shareholder's equity consists of one class of shares, common stock. The Company has authorized 20,000,000 shares of Common Stock, with a par value of $0.0001 per share.

Note E – Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note F – Subsequent Events

Subsequent to December 31, 2022 the Company issued 10,100,000 common shares to founders for .0001 per share. Management has assessed subsequent events through April 24, 2023, the date on which the financial statements were available to be issued.

EXHIBIT D
Offering Page

EXHIBIT E

Stock Purchase Agreement
(attached)

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "*Agreement*") is made as of [_____], 2023 by and among DeliveryDomain, Inc., a Delaware corporation (the "*Company*") and the purchaser listed on Exhibit A attached to this Agreement ("*Purchaser*").

The parties hereby agree as follows.

1.   **PURCHASE AND SALE OF SHARES**.

        a.   **Purchase and Sale of Shares**. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to Purchaser at the Closing that number of shares of the Company's common stock (minimum of twenty (20) shares) set forth opposite Purchaser's name on Exhibit A ("*Shares*"), at a purchase price of $2.50 per share (the "*Price*").

        b.   **Closing; Delivery**. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement, which may be done electronically, or at such other time and place as the Company and the Purchasers mutually agree upon in writing (which time and place is designated as the "*Closing*"). At the Closing, the Company will sell and issue, and Purchaser will purchase the number of Shares set forth opposite such Purchaser's name on Exhibit A.

        At each Closing, the Company shall issue to Purchaser the Shares purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, or by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness of the Company to such Purchaser, including interest, or by any combination of such methods.

        2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**.   The Company hereby represents and warrants to Purchaser that, except as set forth in the Company's Offering Circular or Form C (the "*Disclosure Document*"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated.

        a.   **Organization, Good Standing, Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has corporate power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign entity and is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company or its business.

b.   **Authorization**. All corporate action has been taken, or will be taken prior to the Closing, on the part of the managers and members of the Company that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

c.   **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

d.   **Valid Issuance of Shares.** The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued and free of restrictions on transfer other than restrictions on transfer under the Company's Bylaws and applicable state and federal securities laws. Based in part on the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to filings pursuant to Regulation CF of the Securities Act of 1933, as amended (the "***Securities Act***"), and applicable state securities laws, the offer, sale and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

3.   **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

a.   **Organization and Good Standing**. If the Purchaser is an entity, such Purchaser is validly existing and in good standing in its jurisdiction of organization and has all requisite legal power and authority to carry on its business as it is now being conducted.

b.   **Power and Authority; Authorization and Enforceability.** The Purchaser has the requisite power and authority to execute, deliver and perform its obligations under this Agreement and any other document, agreement or instrument entered into in connection with this Agreement or any other agreement that is required to be executed or performed by the Purchaser. The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby by the Purchaser have been duly authorized by all necessary entity action on the part of the Purchaser and no other proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, subject to the execution hereof by the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

c.   **No Conflict; Consents**. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not conflict with, or result in, any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit or require any consent, approval, authorization or notice under, or result in the creation of any liens in or upon any of the assets of the Purchaser under any provision of (a) the Purchaser's organization documents; (b) any material agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which it is bound or to which any of its assets is subject; or (c) any statute, law, ordinance, rule or regulation, or any judgment, order or decree, in each case, applicable to the Purchaser or the Purchaser's assets. No consent, approval, order or authorization of, or registration, declaration or filing with any government authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated hereby.

d.   Investment Representations.

i.   The Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Shares are not registered under the Securities Act, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser understands that the Shares have not been, and likely will not be, registered under the Securities Act. To the extent an exemption from registration under the Securities Act exists, such exemption depends upon, among other things, the bona fide nature of the Purchaser's intent and the accuracy of the Purchaser's representations as expressed herein or otherwise made pursuant hereto. In this connection, the Purchaser understands that, in the view of the Securities and Exchange Commission, the statutory basis for such exemption may be unavailable if the Purchaser's representation was predicated solely upon a present intention to hold the Shares for the minimum capital gains period specified under tax statutes, for a deferred sale, for or until an increase or decrease in the price of the Shares, or for a period of one year or any other fixed period in the future.

ii.   The Purchaser acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

iii.   No general solicitation was made in connection with the sale of the Shares. At no time was the Purchaser presented with or solicited by any leaflet, public promotional meeting, circular, newspaper, or magazine article, radio or television advertisement, or any other form of general advertising in connection with the sale of the Shares.

e.   Information. The Purchaser acknowledges that the Company has made available to the Purchaser information regarding the Company and its business, and the Purchaser has had the opportunity to make inquiries of, and receive answers from, the Company and its officers regarding the Company and its business. The Purchaser acknowledges that it has acquired or had access to all the information that it considers necessary or appropriate to reach an informed and knowledgeable decision regarding whether to enter into this Agreement and perform the obligations set forth herein. The Purchaser hereby acknowledges that it has not relied on any representation, statement, or omission of the Company other than those made by the Company that are set forth in this Agreement, in making the Purchaser's investment decision to purchase the Shares.

4. GENERAL PROVISIONS.

a. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

b. Governing Law; Dispute Resolution; Waiver of Jury Trial. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Delaware, without regard to its choice of law provisions. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York , in each case, located in New York, New York, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Southern District of New York, in each case, located in New York, New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court. Notwithstanding any of the foregoing to the contrary, the Company acknowledges for the avoidance of doubt that this Section 10 shall not apply to claims arising under the Securities Act and the Exchange Act, and by agreeing to the provisions of this Section 10, the Purchaser will not be deemed to have waived compliance with US federal securities laws and the rules and regulations promulgated thereunder.

c. Counterparts; PDF. This Agreement may be executed and delivered by electronic or email (including by "PDF") signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

d. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

e. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or email during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or <u>Exhibit A</u>, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

        f.   **No Finder's Fees**. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, managers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, managers, employees or representatives is responsible.

        g.   **Expenses**. Each party shall be responsible for all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement

        h.   **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchasers holding a majority of the Shares sold and issued hereunder.

        i.   **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

        j.   **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

        k.   **Entire Agreement**. This Agreement (including the Exhibits hereto), or any other agreement that is required to be executed or performed by the Purchaser, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly cancelled.

        j.   **Survival**. The representations, warranties, covenants and agreements made herein shall survive each Closing.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

DELIVERYDOMAIN, INC.

By: _____
Name:
Title:

PURCHASER:

By: _____
Name:
Title:

EXHIBIT A

Name and Address of Purchaser	Shares	Purchase Price
	[_____]	$[_____]
Initial Closing Totals:	**[_____]**	**$[_____]**

EXHIBIT F
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